Exhibit 23.1

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated December 18, 2006, relating to the combined financial statements and financial statement schedule of Brokerage Services Business of Automatic Data Processing, Inc. (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the preparation of the financial statements on a basis other than as if the Company had been operated as an unaffiliated company), included in the Form 10 of Broadridge Financial Solutions, Inc. (formerly the Brokerage Services Business of Automatic Data Processing, Inc.) as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, NY

May 22, 2007